BIT-01

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

As confidentially submitted to the Securities and Exchange Commission on December 6, 2018

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Bitcoin Investment Trust

(Exact Name of Registrant as Specified in Its Charter)

Delaware	46-7019388
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

250 Park Avenue South New York, New York	10003
(Address of Principal Executive Offices)	(Zip Code)

(212) 668-1427

(Registrant’s telephone number, including area code)

Copies to:

Joseph A. Hall

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Bitcoin Investment Trust Shares

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 12(g)(1), may determine.

BIT-02

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

EXPLANATORY NOTE

Bitcoin Investment Trust (the “Trust”) is voluntarily filing this Amendment No. 1 to the Registration Statement on Form 10 to register its common units of fractional undivided beneficial interest (“Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once this Registration Statement is deemed effective, the Trust will be subject to the requirements of Regulation 13A under the Exchange Act, which will require it to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, to comply with all other obligations of the Exchange Act applicable to issuers filing Registration Statements pursuant to Section 12(g) of the Exchange Act.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

We have filed our Information Statement as Exhibit 99.1 to this Form 10. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in our Information Statement. None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item No.	Item Caption	Location in Information Statement
1.	Business.	The following sections of our Information Statement are hereby incorporated by reference: “Statement Regarding Forward-Looking Statements,” “Key Operating Metrics,” “Summary,” “Risk Factors,” “Overview of the Bitcoin Industry and Market,” “Activities of the Trust,” “Description of the Trust,” “The Sponsor,” “The Trustee,” “The Transfer Agent,” “Authorized Participants,” “The Custodian,” “The Distributor and Marketer,” “Custody of the Trust’s Bitcoins,” “Description of Creation of Shares,” “Valuation of Bitcoin and Determination of Bitcoin Holdings,” “Expenses; Sales of Bitcoins,” “Statements, Filings and Reports,” “Description of the Trust Documents” and “Where You Can Find More Information.”

1A.	Risk Factors.	The following sections of our Information Statement are hereby incorporated by reference: “Statement Regarding Forward-Looking Statements” and “Risk Factors.”

2.	Financial Information.	The following sections of our Information Statement are hereby incorporated by reference: “Key Operating Metrics,” “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Valuation of Bitcoin and Determination of Bitcoin Holdings,” and “Index to Financial Statements” and the statements referenced therein.

3.	Properties.	None.

BIT-03

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

Item No.	Item Caption	Location in Information Statement
4.	Security Ownership of Certain Beneficial Owners and Management.	The following section of our Information Statement is hereby incorporated by reference: “Conflicts of Interest.”

5.	Directors and Executive Officers.	The following sections of our Information Statement are hereby incorporated by reference: “The Sponsor.”

6.	Executive Compensation.	The following sections of our Information Statement are hereby incorporated by reference: “Expenses; Sales of Bitcoins.”

7.	Certain Relationships and Related Transactions, and Director Independence.	The following sections of our Information Statement are hereby incorporated by reference: “The Sponsor” and “Conflicts of Interest.”

8.	Legal Proceedings.	None.

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	The following sections of our Information Statement are hereby incorporated by reference: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

10.	Recent Sales of Unregistered Securities.	The following sections of our Information Statement are hereby incorporated by reference: “Description of the Shares.”

11.	Description of Registrant’s Securities to be Registered.	The following sections of our Information Statement are hereby incorporated by reference: “Description of the Shares,” “Description of Creation of Shares” and “Description of the Trust Documents.”

12.	Indemnification of Directors and Officers.	The following section of our Information Statement is hereby incorporated by reference: “Description of the Trust Documents.”

13.	Financial Statements and Supplementary Data.	The following section of our Information Statement is hereby incorporated by reference: “Index to Financial Statements” and the statements referenced therein.

14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.	Not Applicable.

15.	Financial Statements and Exhibits.	The following sections of our Information Statement are hereby incorporated by reference: “Index to Financial Statements” and the statements referenced therein.

2

BIT-04

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

(a) List of Financial Statements and Schedules: The following financial statements are included in the Information Statement and filed as part of this Registration Statement on Form 10:

Bitcoin Investment Trust Unaudited Interim Financial Statements

Statements of Assets and Liabilities at September 30, 2018 and December 31, 2017

Schedules of Investment at September 30, 2018 and December 31, 2017

Statements of Operations for the three and nine months ended September 30, 2018 and 2017

Statements of Changes in Net Assets for the nine months ended September 30, 2018 and the year ended December 31, 2017

Notes to Unaudited Financial Statements

Bitcoin Investment Trust Annual Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities at December 31, 2017 and December 31, 2016

Schedules of Investment at December 31, 2017 and December 31, 2016

Statements of Operations for the years ended December 31, 2017 and 2016

Statements of Changes in Net Assets for the years ended December 31, 2017 and 2016

Notes to Financial Statements

Schedule II—Valuation and Qualifying Accounts (Combined)

(b) Exhibits. The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

4.1	Form of Trust Agreement*

4.2	Form of Certificate of Trust (attached as Exhibit A to the Form of Trust Agreement)*

4.3	Form of Participant Agreement*

10.1	Custodian Agreement*

10.2	Marketing Agent Agreement*

10.3	Index License Agreement*

10.4	Transfer Agency and Service Agreement*

99.1	Information Statement

*	To be filed by amendment.

3

BIT-05

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Grayscale Investments, LLC as Sponsor of Bitcoin Investment Trust

By:
	Name:	Barry E. Silbert
	Title:	Chief Executive Officer

Date:                  , 2018